UNITED STATES

SECURITIES EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Schedule 13G—Information to be included in statements filed pursuant to §240.13d–1(b),

(c), and (d) and amendments thereto filed pursuant to §240.13d–2.

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GMX RESOURCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38011M108

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 38011M108	Page 2 of 6

1.	Names of Reporting Persons. Jefferies Funding LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,932,305 as of December 31, 2011
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,932,305 as of December 31, 2011
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,305 as of December 31, 2011
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person: PN

CUSIP No.: 38011M108	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jefferies Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,932,305 as of December 31, 2011
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,932,305 as of December 31, 2011
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,305 as of December 31, 2011
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%
12.	Type of Reporting Person: HC

CUSIP No.: 38011M108	Page 4 of 6

Item 1

(a)	Name of Issuer

GMX Resources Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Benham Place

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

Item 2

(a)	Name of Person Filing

Jefferies Funding LLC

Jefferies Group, Inc.

(b)	Address of Principal Business Office or, if None, Residence

520 Madison Ave.

New York, New York 10022

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

38011M108

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.: 38011M108	Page 5 of 6

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d- 1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

The following sets forth beneficial ownership information:

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of:

Please refer to the information set forth on the cover pages to find the information responsive to this Item 4.

Jefferies Group, Inc. is the parent company of Jefferies Funding LLC. Jefferies Group, Inc. disclaims beneficial ownership over shares held by Jefferies Funding LLC.

CUSIP No.: 38011M108	Page 6 of 6

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012	Jefferies Funding LLC

/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Dated: February 8, 2012	Jefferies Group, Inc.

/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Jefferies Funding LLC and Jefferies Group, Inc. have agreed to jointly file this Schedule.